UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of November 2006

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 29, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ilan Pacholder Name: Ilan Pacholder Title: Corporate Secretary

Dated: November 29, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated November 29, 2006.

EXHIBIT 1

Elbit Systems’ Subsidiary Elop to Provide Thermal Imaging
Sensors for the Korean Tank K1A1

The order is valued at approximately $19 million

Haifa, Israel, November 29, 2006 – Elbit Systems Ltd. (NASDAQ:ESLT) announced that its subsidiary Elbit Systems Electro-Optics Elop Ltd. (“Elop”) will supply Thermal Imaging kits for the Gunner Periscope Sights of the Korean Tank K1A1. The contract is valued at approximately $19 million.

Selected as primary contractor of the project to upgrade Gunner Periscope Sights for the Korean tank K1A1, the Samsung–Thales Company will supply, install and test the systems. Sub contractor, Elop will provide the main components for the thermal sensors — the key element of the Gunner Periscope Sights that provide the night capability to the tank.

Elbit Systems Electro-Optics Elop General Manager, Haim Rousso said: “This latest order testifies to our leading role in the growing market of advanced electro-optical systems for defense and homeland security applications, as much as it reflects our vast experience in the development of advanced solutions for both the Israeli Defense Forces and other customers worldwide”.

Elop provides turnkey and tailor-made integrated gunner and commander sight solutions for virtually every Main Battle Tanks (MBT) and Armored Fighting Vehicles (AFV) in service today. The Integrated Sights modular design combines direct view observation, TV channels, eyesafe laser rangefinders and a wide variety of night vision technologies with LOS stabilization and hunter-killer solutions.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts

Company contact Ilan Pacholder, Corporate Secretary and VP Finance & Capital Markets Elbit Systems Ltd. Tel: 972-4 831-6632 Fax: 972-4 831- 6659 pacholder@elbit.co.il	IR Contacts Ehud Helft/Kenny Green GK International Tel: 1-866-704-6710 Fax: 972-3-607-4711 ehud@gk-biz.com kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.